Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(Dollar amounts in millions)

	Six Months Ended June 30, 2010
		Year Ended December 31,
		2009	2008	2007	2006	2005
Income before income taxes	$1,278	$1,272	$1,016	$1,820	$525	$373
Less: Net income (loss) attributable to non-controlling interests(1)	(38)	22	(155)	364	16	3

Pre-tax income attributable to BlackRock, Inc.	1,316	1,250	1,171	1,456	509	370
Add: Fixed charges	109	104	102	80	25	18
Distributions of earnings from equity method investees	9	18	28	23	2	3
Less: (Losses) earnings from equity method investees	48	30	(294)	84	6	12

Pre-tax income before fixed charges	$1,386	$1,342	$1,595	$1,475	$530	$379

Fixed charges:
Interest expense	$78	$68	$69	$52	$13	$11
Interest expense on uncertain tax positions(2)	6	8	5	2	—	—
Portion of rent representative of interest	25	28	28	26	12	7

Total fixed charges	$109	$104	$102	$80	$25	$18

Ratio of earnings to fixed charges	12.7x	12.9x	15.6x	18.4x	21.2x	21.1x

(1)	Includes redeemable and nonredeemable non-controlling interests.
(2)	Interest expense on uncertain tax positions, in accordance with ASC 740-10, Income Taxes, has been recorded within income tax expense on the condensed consolidated statements of income.